SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D
             under the Securities Exchange Act of 1934
                        (Amendment No. 10)

                 Southern Pacific Rail Corporation
                         (Name of Issuer)

               Common Stock, Par Value $.001 Per Share
                  (Title of class of securities)

                            843584 10 3
                           (CUSIP number)

                     Richard J. Ressler, Esq.
                     Assistant General Counsel
                     Union Pacific Corporation
              Martin Tower, Eighth and Eaton Avenues
                  Bethlehem, Pennsylvania  18018
                          (610) 861-3200
     (Name, address and telephone number of person authorized to receive notices and communications)

                          with a copy to:

                       Paul T. Schnell, Esq.
               Skadden, Arps, Slate, Meagher & Flom
                         919 Third Avenue
                     New York, New York  10022
                     Telephone: (212)735-3000


          This Amendment No. 10 amends and supplements the
     Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company").

          Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
     Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

     ITEM 4.   PURPOSE OF TRANSACTION.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF
               THE ISSUER.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The information set forth in Items 4, 6 and 7 of the Schedule 13D is hereby amended and supplemented by the following information:

          On November 30, 1995, Parent issued a press release announcing, among other things, that it had filed its application with the ICC to acquire the Company. A copy of the press release is attached hereto as Exhibit
     (g)(5) and incorporated herein by reference.


                             SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  December 1, 1995 UNION PACIFIC CORPORATION

                              By: /s/ Carl W. von Bernuth
                                  Name: Carl W. von Bernuth
                                  Title: Senior Vice President
                                         and General Counsel


                              SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  December 1, 1995 UP ACQUISITION CORPORATION

                              By: /s/ Carl W. von Bernuth
                                  Name: Carl W. von Bernuth
                                  Title: Vice President and
                                           Assistant Secretary


                              SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  December 1, 1995 UNION PACIFIC RAILROAD COMPANY

                              By: /s/ Carl W. von Bernuth
                                  Name: Carl W. von Bernuth
                                  Title: Senior Vice President
                                         and General Counsel


                            EXHIBIT INDEX

     (g)(3) Text of press release issued by Parent on November 30, 1995.


     [LOGO]

                                          FOR IMMEDIATE RELEASE

                UNION PACIFIC FILES ICC APPLICATION

     WASHINGTON, D.C., NOVEMBER 30 - Union Pacific Corporation
     (NYSE: UNP) today filed its application with the Interstate Commerce Commission (ICC) to acquire the
     Southern Pacific Rail Corporation (NYSE: RSP).

          The application, which is the most extensive rail merger plan ever filed with the ICC, quantified $750 million in annual public benefits from operating efficiencies, facility consolidations, cost savings and increased business, including $90 million in customer savings. Union Pacific initially estimated annual benefits of about $500 million when it announced the acquisition on August 3.

          UP anticipates spending as much as $1.3 billion on capacity and service enhancing projects related to the merger, one of the most aggressive upgradings in U.S. rail history. These expenditures will be funded, in part, through asset sales of approximately $300 million.

          "Once our merger plan is implemented, our customers will receive new and enhanced services -- improvements that truly deserve the term 'unprecedented'," said Drew Lewis, UP Corporation Chairman and Chief Executive Officer.

          Southern Pacific Chairman Philip Anschutz said time is of the essence to consummate the merger because SP already is feeling the impact of the new Burlington Northern Santa Fe combination. "Already BN/Sante Fe has become an extremely powerful competitor for a stand-alone SP," Anschutz said. The UP/SP merger application totals 8,100 pages in 14 books. The proposed transaction is endorsed by more than 1,300 parties, including 1,066 statements from customers, the governors of seven states, 224 legislators, state agencies, mayors and other public officials as well as by 41 short line railroads and the Ports of Houston and Oakland.

          Today's filing begins a regulatory review process that should result in a decision by August, 1996.

          "This merger will complete the transformation of the western rail system that began more than 20 years ago," said Lewis. "The West will be served by competitive rail systems that have efficient routes and wide access to markets that are essential if railroads are to meet customer needs."

          In describing the agreement with BN/Santa Fe that assures rail competition at points where customers would have gone from a choice of only UP or SP, Lewis said customers indicated they wanted a financially strong carrier with broad geographic coverage, such as BN/Santa Fe, not a combination of regional competitors. "We have presented a massive amount of evidence that proves beyond a doubt that this merger is pro-competitive," he said.

          The UP/SP merger is a $5.4 billion transaction. It will form North America's largest railroad, a 31,000-mile network operating in 25 states and serving both Mexico and Canada. The new UP/SP system will yield extensive new single-line service, faster schedules, more frequent and reliable service, shorter routes and improved equipment utilization.

          Among the significant changes will be the shifting of much of UP's Chicago to Los Angeles intermodal traffic to the shorter Southern Pacific route via Kansas City and El Paso. Designation of that corridor for expedited traffic will increase capacity as well as free up capacity on UP's central corridor through Wyoming and Nebraska. Since the mixing of trains that operate at different speeds adds to congestion, the new plan will make operations on both corridors more efficient.

          Traffic between the Gulf Coast and the East will be separated by direction, using the former SP (Cotton Belt) route through Arkansas and Texas primarily as the southbound corridor and the parallel UP route as the northbound corridor. This will greatly improve capacity and service.

          The merger will provide the first direct single-line service between California and Seattle/Tacoma, on the "I-5 Corridor," utilizing SP's Los Angeles-San Francisco line. This will also allow new through trains between the Pacific Northwest and New Orleans.

          One of the major construction projects proposed is a new "Inland Empire" intermodal terminal in the eastern Los Angeles Basin. Plans also call for new or expanded intermodal terminals in a number of cities, including Oakland, Portland, Salt Lake City, Denver, Chicago, St. Louis, San Antonio, Kansas City, Texarkana and Harlingen.

          Among the other proposed improvements are:

     * Enhancing capacity on the SP route between El Paso and Los Angeles.

     *    Upgrading the SP line between Kansas City and El
          Paso.

     *    Upgrading the UP line between El Paso and Fort Worth.

     * Upgrading UP's north-south "OKT Route" between Topeka and Fort Worth via Wichita and El Reno for a major coal/grain corridor, relieving congestion at Kansas City and adding new competitive Oklahoma City service.

     * Upgrading UP's east-west "Kansas Pacific Route" between Denver and Topeka to handle Utah and Colorado coal.

     * Upgrading the UP main line between Lake Charles and New Orleans.

     *    Upgrading SP's Roseville classification yard near
          Sacramento, re-establishing it as the major rail hub in Northern California.

     * Improving clearances on the SP line over Donner Pass in California to allow the use of "high cube" double stack equipment.

     *    Removing clearance restrictions on SP's north-south
          "I-5 Corridor" between Portland and Roseville to allow the operation of high cube double stack trains.

     * Relieving congestion in Salt Lake City by using the central corridor via Ogden for transcontinental traffic.